Kyverna Therapeutics, Inc.

5980 Horton St., STE 550

Emeryville, CA 94608

February 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Attn:	Jenn Do

Vanessa Robertson

Daniel Crawford

Tim Buchmiller

Re:	Kyverna Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-276523)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kyverna Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-276523) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2024, as amended (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 4:00 p.m., Eastern Time, on February 7, 2024 or as soon as possible thereafter.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com, and Samantha H. Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Eldredge of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

KYVERNA THERAPEUTICS, INC.

By:	/s/ Peter Maag, Ph.D.
Name:	Peter Maag, Ph.D.
Title:	Chief Executive Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)

Samantha H. Eldredge, Esq. (Paul Hastings LLP)